June 4, 2012

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Washington Real Estate Investment Trust
Form 10-K for the year ended December 31, 2011 filed February 27, 2012
File No. 001-06622

Dear Mr. Gordon:

This letter is in response to your comment letter received on May 23, 2012. We have set forth below your comment in italics, followed by our response.

Form 10-K for the year ended December 31, 2011

Our Portfolio, page 5

1.
We note your disclosure regarding tenant concentration. Please tell us what consideration you gave to disclosing your tenant-type concentration in the “professional, scientific, and technical services” NAICS classification.

Response:
We consider tenant-type concentration when preparing our disclosures. We disclose the fact that we are geographically concentrated in the Washington metro area in Item 1, and we discuss the risks associated with our geographic concentration in our risk factors in Item 1A. In light of the Staff's comment, we will elaborate on predominant job sectors in the Washington metro area that give rise to certain tenant concentrations for us as a company operating solely in this market. We currently anticipate our disclosure in future periodic reports to be substantially as follows:

According to Delta Associates/Transwestern Commercial Services, the professional/business services and government sectors constituted 46% of payroll jobs in the Washington metro area at the end of 2011. Due to our geographic concentration in the Washington metro area, a significant amount of our tenants have historically been concentrated in the professional/business services and government sectors, although the exact amount will vary from time to time. As a result of this concentration, we are susceptible to business trends (both positive and negative) that affect the outlook for these sectors.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

2.
We note your disclosure that a “same-store” property is one that, among others, is stabilized from an occupancy standpoint. Please tell us and disclose in future filings what level of occupancy a property should reach to be considered stabilized for purposes of evaluating comparative operating performance.

Response:
We consider newly-constructed properties to be stabilized when they achieve 90% occupancy. In response to the Staff's comment, we will disclose this threshold in future periodic reports.

Dividends, page 46

3.
We note your disclosure of the numerous factors that the Board may consider when determining the dividend rate. Given the relationship between your net cash provided by operating activities and your dividends paid in the last two years, in future Exchange Act periodic reports, to the extent the dividend is maintained at the current rate, please provide a more detailed explanation of the most significant factors actually considered by the Board in setting the dividend.

Response:
In response to the Staff's comment, we will provide disclosure in future periodic reports regarding the factors considered by the Board when setting the dividend. We currently anticipate our disclosure will be substantially as follows:

We pay dividends quarterly. The maintenance of our dividend level is subject to various factors reviewed by the Board of Trustees in its discretion. These factors include our results of operations, the availability of cash to make the necessary dividend payments and the effect of REIT distribution requirements, which require at least 90% of our taxable income to be distributed to shareholders. When setting the dividend level, our Board in particular looks at trends in our level of funds from operations, together with associated recurring capital improvements, tenant improvements, leasing commissions and incentives, and adjustments to straight-line rents to reflect cash rents received.

Results of Operations, page 35

4.	We note that you disclose in a number of places average rental rate per square foot. Please tell us how tenant concessions, such as free rent, impact this metric.

Response:
Alongside our disclosures of average rental rate per square foot for new leases, we disclose average tenant improvements and leasing costs per square foot related to these new leases. We include tenant concessions, such as free rent, in our calculation of average tenant improvements and leasing costs per square foot. In response to the Staff's comment, we will include disclosure to this effect in future periodic reports.

Liquidity and capital Resources, page 43

Common Equity, page 46

5.	In future Exchange Act periodic reports, please disclose the amount of shares remaining on your sales agency financing agreement.

Response:
Our sales agency financing agreement has a $250.0 million limit on the value of the equity issued, rather than a limit on the number of shares that may be issued. In response to the Staff's comment, we will disclose the dollar amount remaining on our sales agency financing agreement in future periodic reports.

Capital Commitments, page 46

6.	We note your disclosure regarding current development projects. In future Exchange Act periodic reports, please expand your development disclosure to identify the anticipated completion date.

Response:
In response to the Staff's comment, we will expand our development disclosures to identify anticipated completion dates for current development projects in future periodic reports.

Signatures, page 58

7.	Please tell us if Ms. Franklin is also your principal accounting officer or controller. Refer to General Instruction D(2)(a) of Form 10-K for guidance.

Response:
Ms. Franklin is our principal accounting officer. We will add this title to her signature block in future periodic reports.

Consolidated Statements of Income, page 58

8.
Please refer to your disclosure on page 47 and 74 relating to the impairment charge on your Dulles Station, Phase II property. Please tell us how ASC 360-10-45-4 supports your presentation of impairment losses below real estate operating income.

Response:
We considered ASC 360-10-45-4 and note that the impairment charge is included as part of income from continuing operations. We determined that presenting the impairment charge below real estate operating income was appropriate for Dulles Station, Phase II as the impairment charge was primarily on land held for development, which is classified as “Held for development” on our balance sheet, rather than “Income producing property”.  As this property does not yet generate real estate rental revenue, we believe that presenting the impairment charge for land held for development as a component of real estate operating income would have had the effect of skewing the presentation of our real estate operating income.  We agree that impairment charges for revenue-producing properties should be presented as a component of real estate operating income, but for Dulles Station, Phase II, we concluded that the most appropriate and meaningful presentation of its impairment charge is below real estate operating income.    We also note that the impairment charge is clearly disclosed in the notes to our financial statements.

9.	Please explain your basis for including acquisition costs below operating income.

Response:
Acquisition costs encompass expenses incurred for the purpose of, but prior to, obtaining properties. We therefore view these expenses as investments in our portfolio, rather than as part of the activity of generating real estate rental revenue. Consequently, we believe that including acquisition costs below operating income is more appropriate.

*    *    *

Pursuant to your request, in connection with responding to these comments, Washington Real Estate Investment Trust acknowledges that:

•	the company is responsible for the adequacy and the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ George F. McKenzie
George F. McKenzie
President and CEO

cc:	Laura M. Franklin
Thomas C. Morey
Jeffrey E. Jordan